August 16, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:	iCAD, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2006
File No. 1-09341

Dear Ms. Jacobs:

iCAD, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Preliminary Proxy Statement on Schedule 14A and any related revised preliminary or definitive proxy statement the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours.

iCAD, INC.

By: /s/ Annette Heroux
Name: Annette Heroux
Title: Vice President of Finance
and CFO

cc: Daniel Lee
      Jeff Werbitt